Exhibit 1.02

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of TRW Automotive Holdings Corp. (together with its subsidiaries, “we,” “our,” “us,” “TRW” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively, the “Rule”) under the Securities Exchange Act of 1934, as amended.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”).  The Rule requires certain actions and disclosures relating to gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives which are limited to tantalum, tin and tungsten (collectively, “3TG”).  At issue is 3TG that directly or indirectly finance or benefit any “armed group” that has been identified as a perpetrator of serious human rights abuses in the Democratic Republic of the Congo (“DRC”) and the countries that share an internationally recognized border with the DRC, which currently include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (together with the DRC, the “Covered Countries”).

A copy of this Report has been filed as Exhibit 1.02 to our Form SD for 2013, and is also publicly available on our website at http://ir.trw.com.  Any reference to any website in this Report or Annex A hereto is provided for convenience only; such website(s) and the contents thereof are not incorporated by reference into this Report.

Company Overview and Products

TRW is among the world’s largest and most diversified suppliers of automotive systems, modules and components to global automotive original equipment manufacturers (“OEMs”) and related aftermarkets.  We conduct substantially all of our operations through subsidiaries, and operate our business along four segments:  Chassis Systems, Occupant Safety Systems, Electronics and Automotive Components.  The Company manufactures, or contracts to manufacture, products for which 3TG are deemed necessary to their functionality or production under the provisions set forth in the Rule.  TRW’s products include foundation brakes, steering gears and systems, modules, airbags, brake controls, Aftermarket, seat belts, body controls, electronics, steering wheels, engine valves, engineered fasteners and components and linkage and suspension.

Design of Measures in Conformity with Recognized Framework

The Company’s due diligence measures have been designed in conformity with, in all material respects, the criteria developed by the Organisation for Economic Co-operation and Development (“OECD”) and set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition, including the supplements on gold and tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to 3TG (the “Company Policy”), a copy of which is attached hereto as Annex A.  The Company Policy and other pertinent communications have been distributed internally to relevant employees.  We have longstanding methods through which employees can report violations of our policies.  The supplier requirements that support the Company Policy have been included in a flow-down clause in our purchase order terms and conditions, as well as in the TRW Global Logistics Manual which sets forth requirements applicable to suppliers.  The TRW Global Logistics Manual and the instructions that accompany our supplier solicitation contain provisions regarding the retention of relevant documentation.

The Company has structured internal management to support supply chain due diligence required under the Rule.  The Company formed a Conflict Minerals Core Team, under the Executive Vice President and Chief Operating Officer (“COO”), consisting of representatives from Purchasing, Legal, Finance and Health, Safety & Environmental (“HS&E”). This team is responsible for implementing our 3TG compliance strategy and is led by the Company’s Vice President, HS&E, who acts as the executive 3TG program manager.  The Company has also engaged a third party provider to assist with soliciting TRW’s suppliers, collecting and aggregating the data and following up with suppliers.  Senior management of the Company, including the COO, is briefed about the team’s efforts and information obtained.

The Company’s supply chain is complex, and there are many third parties between us and the original sources of 3TG.  Once the ores are smelted and refined, the origin of the 3TG cannot be determined with any certainty.  As a result, we believe that the smelters and refiners are in the best position to identify the countries of origin, transport and transit for the 3TG that they process.  However, since we do not typically have a direct contractual relationship with smelters and refiners and given the difficulty in identifying suppliers that are upstream from our direct suppliers, we solicited the assistance of our direct suppliers to obtain information regarding the smelters and refiners in our supply chain as well as the origin of the 3TG that are included in our products.  We worked with the Automotive Industry Action Group (“AIAG”) to ensure consistency between our processes and those used by others in the industry to identify and assess risk, and we support the Conflict Free Sourcing Initiative of the Electronic Industry Citizenship Coalition® (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), which includes an initiative to identify smelters and refiners in the supply chain and encourage them to participate in the Conflict Free Smelter Program (the “CFS Program”) through which they can become certified as DRC conflict-free.

We adopted a targeted approach to identify those of our suppliers that provided us with components or goods that were likely to contain 3TG, which we solicited for 3TG information.  In addition, we included suppliers in the solicitation if we were uncertain whether the components or goods they provided would contain 3TG.  We solicited information from direct suppliers representing approximately 33% of our 2013 supply base, and approximately 38% of our 2013 expenditures for direct components.  In this Report, we refer to the suppliers included in our solicitation collectively as the “TRW Supplier Universe.”

Our procedures involve soliciting representations from the TRW Supplier Universe using (i) the Conflict Minerals Reporting Template (the “CMRT”) developed by the Conflict Free Sourcing Initiative, which is a joint initiative of EICC and GeSI, and (ii) the iPoint Conflict Minerals Platform (the “iPCMP Tool”) developed through the AIAG.  The CMRT facilitates the transfer of information through the supply chain regarding 3TG country of origin, sourcing from recycled or scrap sources and the smelters and refiners being utilized.  The iPCMP Tool is a software-

based tool for gathering data utilizing the CMRT which is intended to enhance the ability to exchange information up and down the automotive supply chain and increase the efficiency of the process for automotive suppliers.  Both utilize information from the CFS Program to determine if the smelters and refiners are DRC conflict-free.  We developed and provided to the TRW Supplier Universe instructions and live webinar training, as well as a recorded webinar that remains available, regarding the background of the Rule and the manner in which we expect the CMRT or iPCMP Tool to be completed by our suppliers.  The CMRT is being used by many companies in their processes related to 3TG and the iPCMP tool has been endorsed by TRW and other companies in the automotive industry.

Responses to the solicitation were reviewed against criteria developed to determine which suppliers required further engagement.  These criteria included incomplete responses as well as inconsistencies between the data reported in the CMRT or iPCMP Tool and other data in our possession with respect to the supplier (the “Audit Protocols”).  Suppliers whose responses did not pass these Audit Protocols were engaged to complete any missing information, reconcile any data differences and provide revised responses.  Further, we initiated targeted communications with those suppliers who indicated sourcing any of the 3TG from the Covered Countries, to focus greater effort on identifying the smelters and refiners involved in such sourcing.  These additional communications seek information in an attempt to determine if the smelters/refiners utilized in such situations are certified under the CFS Program.

We do not perform or direct audits of the smelters and refiners identified by the TRW Supplier Universe.  The CMRT and iPCMP Tool that we use in our supplier solicitation process utilize information from the CFS Program, which includes third party audits.  We rely on these audits to determine if the smelters and refiners identified by our suppliers are DRC conflict-free.

Due Diligence Measures Performed

Supplier responses to our information solicitation utilizing the CMRT and the iPCMP Tool were reviewed and follow-up communications were initiated with those suppliers who provided incomplete information or information that was inconsistent with other data in our possession.  Once each solicitation response was accepted as complete, the smelters and refiners identified by the supplier were compared against the lists of smelters certified as DRC conflict-free under the CFS Program.  We relied on the audits of such smelters performed by the CFSI to determine their DRC conflict-free status.

Results

As a downstream purchaser of 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary 3TG.  We received responses from approximately 50% of the TRW Supplier Universe that ultimately passed the Audit Protocols.  A minimal number of such responses affirmatively reported sourcing one or more of the 3TG from the Covered Countries without indicating that all of the involved smelters were certified as DRC conflict-free under the CFS Program.  Our supplier responses included the names of approximately 1,050 entities listed by our suppliers as smelters or refiners.  However, it is unclear whether all of such listed entities are in fact smelters or refiners.  Of these entities, approximately 7% were certified as DRC conflict-free under the CFS

Program.  We received no evidence that the sourcing by any of the responding suppliers supported armed groups within the meaning of the Rule. TRW supports the refinement and expansion of the list of smelters participating in the CFS Program.

Virtually all suppliers provided information at a company level, consistent with the approach taken in the automotive industry for the first year of reporting.  We are therefore unable to determine whether the 3TG reported by our suppliers were contained in the components or parts those suppliers provided to us, or to validate that the smelters and refiners they listed are actually in our supply chain.  We have therefore elected not to include the smelter and refiner names in this report.

Because we have been unable to determine the facilities used to process our necessary 3TG, we have also been unable to identify the country of origin, or the mine or location of origin of such 3TG, since we believe the smelters and refiners are in the best position to know this information.  Our approach to identifying the smelters and refiners and our utilization of the DRC conflict-free smelter lists from the CFS Program constitutes the industry-standard method of determining the mine or location of origin with the greatest possible specificity.

Steps to be taken to mitigate risk

We intend to take the following steps to mitigate any risk that the necessary 3TG in our products finance or benefit any armed group in the Covered Countries:

1.        Direct suppliers to training resources in an attempt to further the supplier education process and support improvements to their due diligence performance, including providing translations of our webinar in Chinese, German and Portuguese to address the highest geographic concentrations of suppliers who did not respond to our 2013 solicitation.

2.        Reflect any supplier’s lack of cooperation on its TRW Supplier Score Card in order to improve responsiveness; we have alerted the TRW Supplier Universe that we intend to do this.

3.        Continue to engage with suppliers to attempt to increase the response rate and improve the content of supplier responses.

4.        Continue to elevate engagement with any of our suppliers that report supplying us with 3TG from the Covered Countries to obtain confirmation that such sourcing does not support armed groups as defined in the Rule.

5.        In accordance with the OECD Guidance, work with relevant trade associations to define and improve best practices.

In addition, we commenced our 2014 solicitation process approximately two months earlier than our 2013 solicitation to allow additional time for supplier engagement and follow-up.

Annex A

TRW Automotive Holdings Corp. (the “Company”)

Conflict Minerals Policy

On August 22, 2012, in order to implement the requirements under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. Securities and Exchange Commission (the “SEC”) issued final rules with respect to tin, tantalum, tungsten and gold, also known as “conflict minerals.”  At issue are conflict minerals that directly or indirectly finance or benefit any armed group in the “Covered Countries,” which are the Democratic Republic of the Congo (“DRC”) and the countries that share a recognized border with the DRC, which currently include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.  Beginning with calendar year 2013, for which the report will be due May 31, 2014, the Company will be required to file annually with the SEC a specialized disclosure report on Form SD making certain disclosures about whether or not the products manufactured by or for it during the year are “DRC Conflict Free.” The term “DRC Conflict Free” means that the products do not contain conflict minerals necessary to their functionality or production that directly or indirectly finance or benefit any armed group in the Covered Countries.  Conflict minerals that are from recycled or scrap sources are considered DRC Conflict Free.

In order to comply with the SEC conflict minerals rules and manage customer requests regarding conflict minerals, the Company will:

•                  Educate its supply base with respect to the requirements on conflict minerals.

•                  Develop a centralized means of collecting, tracking and responding to customer requests.

•                  Assess its products and identify those for which conflict minerals are or may be necessary to their functionality or production.

•                  Develop processes to determine if such necessary conflict minerals originated in the Covered Countries or to confirm that they are from recycled or scrap sources.  This will include supporting the Conflict-Free Smelter (“CFS”) Program developed by the Electronic Industry Citizenship Coalition, Incorporated (“EICC”) and Global e-Sustainability Initiative (“GeSI”) and obtaining information and assistance from suppliers to trace the origin of any necessary conflict minerals to a certified CFS.

•                  If it is found that any necessary conflict minerals are not from recycled or scrap sources and originated in the Covered Countries, develop processes to further determine whether such necessary conflict minerals finance or benefit any armed group in the Covered Countries.

•                  Based upon the information gathered utilizing the processes developed, prepare appropriate disclosure for the Company’s Form SD and, if required, its Conflict Minerals Report.

The Company supports the efforts of the Automotive Industry Action Group in developing standardized reporting tools that may be used by automotive suppliers to collect and communicate data relating to the origin of conflict minerals that are necessary to the functionality or production of their products.  The Company will continue to participate and support such efforts, which can help to minimize the burden and increase the efficiency of reporting efforts throughout the supply chain.

Questions about this policy may be directed to Sheri Roberts at (734) 855-2804; Sheri.Roberts@trw.com and inquiries relating to conflict minerals more generally should be directed to Laura Brandt at (734) 855-3225; Laura.Brandt@trw.com.